Special Announcement: Bloomy's Community Fundraise

hi everyone,
today we are excited to invite you to something very special:
an opportunity for our community to invest in Bloomy
& become owners in what we're building.

at the heart of Bloomy, is the community that builds it every day.
every event, every connection, every moment of shared
movement & mindfulness. our community makes this possible.

as we look to the future, we invite you to help shape the future of
wellness, connection, and in-person experiences with us.

a future where hosts & instructors earn what they deserve,
brands build real communities, and people find true belonging.

learn more about our vision and investing in Bloomy at the link
in our bio: wefunder.com/bloomy